Baytex Energy Corp.
2012 MD&A    Page 1

BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
Dated March 6, 2013

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the year ended December 31, 2012. This information is provided as of March 6, 2013. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The year to date results have been compared with the corresponding period in 2011. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements (“consolidated financial statements”) for the years ended December 31, 2012 and 2011, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2012. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

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Baytex Energy Corp.
2012 MD&A    Page 2

RESULTS OF OPERATIONS

Production

	Years Ended December 31
Daily Production	2012	2011	Change
Light oil and NGL (bbl/d)	7,360	6,769	9%
Heavy oil (bbl/d)(1)	39,447	35,252	12%
Natural gas (mmcf/d)	43.1	48.7	(11)%
Total production (boe/d)	53,986	50,132	8%

Production Mix
Light oil and NGL	14%	14%	—
Heavy oil	73%	70%	—
Natural gas	13%	16%	—

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the year ended December 31, 2012, heavy oil sales volumes were 38 bbl/d lower than production volumes (year ended December 31, 2011 – 72 bbl/d higher).

Production for the year ended December 31, 2012 averaged 53,986 boe/d, compared to 50,132 boe/d for the same period in 2011. Light oil and NGL production increased by 9% to 7,360 bbl/d from 6,769 bbl/d due to Baytex's successful drilling and development activities in Canada and the U.S. which also offset the 950 bbl/d of non-operated North Dakota light oil production divested during 2012. Heavy oil production for the year ended December 31, 2012 increased by 12% to 39,447 bbl/d from 35,252 bbl/d a year ago primarily due to successful drilling and development activities. Natural gas production decreased by 11% to 43.1 mmcf/d for the year ended December 31, 2012, as compared to 48.7 mmcf/d for the same period in 2011 primarily due to natural declines as we focused our capital spending on our oil projects.

Commodity Prices

Crude Oil

For the year ended December 31, 2012, the prompt price of West Texas Intermediate ("WTI") fluctuated between a low of US$77.69/bbl and a high of US$109.77/bbl, with an average price of US$94.19/bbl. The volatile price range seen in 2012 reflected both uneven sentiment over global economic conditions and several periods of geopolitical tension.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 22% for the year ended December 31, 2012, as compared to 18% for the year ended December 31, 2011. The WCS Canadian heavy oil differential was more volatile in 2012 than in the prior year due to several factors. These included an increase in export pipeline problems which at times constrained access to U.S. refineries, continued Canadian heavy oil production growth, which reduced spare export capacity, and periodic planned and unplanned maintenance at refineries using Canadian heavy oil. Concurrence of these factors at times exacerbated the impact on heavy oil pricing, with the monthly WCS differential twice exceeding 30% in 2012. However, at other times of the year, during which upsets were absent, the monthly WCS differential was closer to 15%.

Natural Gas

For the year ended December 31, 2012, the average AECO natural gas price was $2.40/mcf, as compared to $3.68/mcf in the same period of 2011. The decrease in the natural gas price was due to higher U.S. natural gas production and a relatively mild 2011-2012 winter season in major natural gas consumption areas, which brought U.S. and western Canada natural gas storage levels to record highs.

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Baytex Energy Corp.
2012 MD&A    Page 3

	Years Ended December 31
	2012	2011	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$94.19	$95.12	(1)%
WCS heavy oil (US$/bbl)(2)	$73.16	$77.97	(6)%
Heavy oil differential(3)	(22)%	(18)%
CAD/USD average exchange rate	0.9991	0.9887	1%
Edmonton par oil ($/bbl)	$86.53	$95.56	(9)%
AECO natural gas price ($/mcf)(4)	$2.40	$3.68	(35)%

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$74.07	$82.49	(10)%
Heavy oil ($/bbl)(5)	$58.60	$65.36	(10)%
Physical forward sales contracts gain (loss) ($/bbl)	0.84	0.17
Heavy oil, net ($/bbl)	$59.44	$65.53	(9)%
Total oil and NGL, net ($/bbl)	$61.74	$68.26	(10)%
Natural gas ($/mcf)(6)	$2.45	$3.86	(37)%
Physical forward sales contracts gain ($/mcf)	—	0.31
Natural gas, net ($/mcf)	$2.45	$4.17	(41)%

Summary
Weighted average ($/boe)(6)	$54.86	$60.78	(10)%
Physical forward sales contracts gain (loss) ($/boe)	0.62	0.48
Weighted average, net ($/boe)	$55.48	$61.26	(9)%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

For the year ended December 31, 2012, Baytex’s average sales price for light oil and NGL was $74.07/bbl, down 10% from $82.49/bbl in the same period of 2011. Baytex’s realized heavy oil price during the year ended December 31, 2012, prior to physical forward sales contracts, was $58.60/bbl or 80% of WCS. This compares to a realized heavy oil price in the same period of 2011, prior to physical forward sales contracts, of $65.36/bbl, or 85% of WCS. The discount to WCS reflects the cost of blending Baytex's heavy oil with diluent to meet pipeline specifications. Other factors impacting Baytex's realized heavy oil price during this period were pipeline apportionments, periods of high WCS differential volatility, and quality discounts for some volumes. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the year ended December 31, 2012 was $59.44/bbl, down 9% from $65.53/bbl in the same period in 2011. Baytex’s realized natural gas price for the year ended December 31, 2012 was $2.45/mcf with no applicable physical forward sales contracts (year ended December 31, 2011 - $3.86/mcf prior to physical forward sales contracts and $4.17/mcf inclusive of physical forward sales contracts).

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Baytex Energy Corp.
2012 MD&A    Page 4

Gross Revenues

	Years Ended December 31
($ thousands except for %)	2012	2011	Change
Oil revenue
Light oil and NGL	$199,518	$204,513	(2)%
Heavy oil	857,320	843,707	2%
Total oil revenue	1,056,838	1,048,220	1%
Natural gas revenue	38,667	74,018	(48)%
Total oil and natural gas revenue	1,095,505	1,122,238	(2)%
Heavy oil blending revenue	123,979	186,576	(34)%
Total petroleum and natural gas revenues	$1,219,484	$1,308,814	(7)%

Petroleum and natural gas revenues decreased 7% to $1,219.5 million for the year ended December 31, 2012 from $1,308.8 million for the same period in 2011. The reduction in revenues was driven by lower natural gas revenues in 2012 due to lower natural gas prices than in 2011. Heavy oil blending diluent revenue for the year ended December 31, 2012, was down 34% from the same period last year due to increase in volumes of heavy oil being transported by railway. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. In addition to lower sales of blended heavy oil, the decrease in revenue was also due to lower realized petroleum and natural gas prices, as compared to 2011. Higher light oil and NGL and heavy oil sales volumes in the 2012 partially offset the decrease in total revenues, as compared to 2011.

Royalties

	Years Ended December 31
($ thousands except for % and per boe)	2012	2011	Change
Royalties	$194,535	$212,172	(8)%
Royalty rates:
Light oil, NGL and natural gas	19.0%	18.7%
Heavy oil	17.4%	19.0%
Average royalty rates(1)	17.8%	18.9%
Royalty expenses per boe	$9.85	$11.59	(15)%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the year ended December 31, 2012 decreased to $194.5 million from $212.2 million in the year ended December 31, 2011. Total royalties for the year of 2012 were 17.8% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 18.9% for the same period in 2011. Royalty rates for light oil, NGL and natural gas increased from 18.7% in 2011 to 19.0% in 2012 primarily due to the expiry of conventional royalty rate incentives on new wells and production increases in the U.S. Royalty rates for heavy oil for the year ended December 31, 2012 decreased from 19.0% in 2011 to 17.4% in 2012 due to a higher number of wells qualifying under the lower royalties.

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Baytex Energy Corp.
2012 MD&A    Page 5

Financial Derivatives

	Years Ended December 31
($ thousands)	2012	2011	Change
Realized gain (loss) on financial derivatives(1)
Crude oil	$21,080	$(17,641)	$38,721
Natural gas	5,223	431	4,792
Foreign currency	5,545	15,230	(9,685)
Interest rate	(3,102)	116	(3,218)
Total	$28,746	$(1,864)	$30,610

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$31,171	$1,237	$29,934
Natural gas	(2,920)	6,004	(8,924)
Foreign currency	1,084	(17,542)	18,626
Interest rate	3,473	(5,865)	9,338
Total	$32,808	$(16,166)	$48,974

Total gain (loss) on financial derivatives
Crude oil	$52,251	$(16,404)	$68,655
Natural gas	2,303	6,435	(4,132)
Foreign currency	6,629	(2,312)	8,941
Interest rate	371	(5,749)	6,120
Total	$61,554	$(18,030)	$79,584

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized gain of $28.7 million for the year ended December 31, 2012 relates to lower commodity prices and favorable foreign currency contracts, partially offset by losses on interest rate contracts. The unrealized mark-to-market gain of $32.8 million for the year ended December 31, 2012 relates to favourable contracts entered in early 2012 when oil prices were high. Subsequently, oil prices at December 31, 2012 have decreased resulting in an unrealized gain.

A summary of the risk management contracts in place as at December 31, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 20 to the consolidated financial statements.

Production and Operating Expenses

	Years Ended December 31
($ thousands except for % and per boe)	2012	2011	Change
Production and operating expenses	$232,375	$209,177	11%
Production and operating expenses per boe:
Heavy oil	$11.02	$11.09	(1)%
Light oil, NGL and natural gas	$13.81	$12.21	13%
Total	$11.77	$11.43	3%

Production and operating expenses for the year ended December 31, 2012 increased 11% to $232.4 million from $209.2 million. This increase is primarily due to the growth of Baytex's production from successful execution of its drilling and development activities of existing assets in Canada and the U.S. and from the Reno and Brewster acquisitions completed in February and August 2011, respectively. Production and operating expenses were $11.77/boe for the year ended December 31, 2012, as compared to $11.43/boe for the same period in 2011. The increase of 13% per boe for light oil, NGL and natural gas was mainly due to production declines in our natural gas areas, partially offset by the 1% decrease per boe for heavy oil, resulting in a 3% net increase per boe of production and operating expenses.

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Baytex Energy Corp.
2012 MD&A    Page 6

Transportation and Blending Expenses

	Years Ended December 31
($ thousands except for % and per boe)	2012	2011	Change
Blending expenses	$123,979	$186,576	(34)%
Transportation expenses	83,261	63,274	32%
Total transportation and blending expenses	$207,240	$249,850	(17)%
Transportation expenses per boe(1):
Heavy oil	$5.54	$4.58	21%
Light oil, NGL and natural gas	$0.63	$0.79	(20)%
Total	$4.22	$3.46	22%

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the year ended December 31, 2012 were $207.2 million, as compared to $249.9 million for the year ended December 31, 2011.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. In most cases, Baytex purchases condensate from industry producers as the blending diluent facilitates the marketing of its heavy oil. In the year ended December 31, 2012, blending expenses were $124.0 million for the purchase of 3,316 bbl/d of condensate at $102.17/bbl, as compared to $186.6 million for the purchase of 5,031 bbl/d at $101.60/bbl for the same period last year. This decrease in blending for the year ended December 31, 2012 is due to rail transportation of heavy oil, which does not require blending diluent, as compared to no rail deliveries in the prior periods. The cost of blending diluent is effectively recovered in the sale price of the blended product.

Transportation expenses were $4.22/boe for the year ended December 31, 2012, as compared to $3.46/boe for the same period of 2011. The increase in transportation expenses per barrel of heavy oil for the year ended December 31, 2012 is primarily driven by increased use of long-haul trucking to deliver a larger percentage of our heavy oil production at Peace River to market.

Operating Netback

	Years Ended December 31
($ per boe except for % and volume)	2012	2011	Change
Sales volume (boe/d)	53,948	50,154	8%
Operating netback(1):
Sales price(2)	$55.48	$61.26	(9)%
Less:
Royalties	9.85	11.59	(15)%
Operating expenses	11.77	11.43	3%
Transportation expenses	4.22	3.46	22%
Operating netback before financial derivatives	$29.64	$34.78	(15)%
Financial derivatives gain (loss)(3)	1.46	(0.10)	1,560%
Operating netback after financial derivatives gain (loss)	$31.10	$34.68	(10)%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivatives reflect realized gains (losses) only.

Evaluation and Exploration Expense

Evaluation and exploration expense for the year ended December 31, 2012 decreased to $12.2 million from $13.9 million for the same period in 2011 due to a decrease in the expiration of undeveloped land leases.

Depletion and Depreciation

Depletion and depreciation for the year ended December 31, 2012 increased to $297.8 million from $248.5 million for the same period in 2011. On a sales-unit basis, the provision for the year ended December 31, 2012 was $15.08/boe, as compared to $13.57/boe for the same period in 2011. The increase is the result of overall increased production in areas with high depletable cost bases.

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Baytex Energy Corp.
2012 MD&A    Page 7

General and Administrative Expenses

	Years Ended December 31
($ thousands except for % and per boe)	2012	2011	Change
General and administrative expenses	$44,646	$39,335	14%
General and administrative expenses per boe	$2.26	$2.15	5%

General and administrative expenses for the year ended December 31, 2012 increased to $44.6 million from $39.3 million for the same period in 2011 due to higher salary costs and higher office rent. On a per boe basis, general and administrative expenses increased slightly from $2.15 for the year ended December 31, 2011 to $2.26 in the same period of 2012.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the “Share Rights Plan").

Compensation expense related to the Share Rights Plan decreased to $2.9 million in the year ended December 31, 2012 (year ended December 31, 2011 - $15.6 million) while compensation expense related to the Share Award Incentive Plan increased to $33.8 million for the year ended December 31, 2012 (year ended December 31, 2011 - $18.2 million). Compensation expense attributable to the Share Rights Plan decreased as outstanding rights continue to be exercised while no new grants have been made under this plan effective January 1, 2011. The increase in compensation expense related to the Share Award Incentive Plan is mainly due to the conversion of restricted awards and performance awards held by a departed executive during the second quarter of 2012, additional grants and vesting of outstanding awards, as well as a decrease in forfeitures in 2012 compared to 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan is recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or conversion of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Financing Costs

	Years Ended December 31
($ thousands except for %)	2012	2011	Change
Bank loan and other	$11,074	$12,489	(11)%
Long-term debt	28,623	22,935	25%
Accretion on asset retirement obligations	6,631	6,185	7%
Debt financing costs	863	3,002	(71)%
Financing costs	$47,191	$44,611	6%

Financing costs for the year ended December 31, 2012 increased to $47.2 million, as compared to $44.6 million for the year ended December 31, 2011. The increase was primarily attributable to interest on the $300 million principal amount of 6.625% Series C senior unsecured debentures issued on July 19, 2012, and the reporting of interest for a full-year on the US$150 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011. These increases were partially offset by lower interest on the $150 million principal amount of 9.15% Series A senior unsecured debentures that were redeemed on August 26, 2012 and lower debt financing costs due to credit facility amendment fees incurred in 2011.

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Baytex Energy Corp.
2012 MD&A    Page 8

Foreign Exchange

	Years Ended December 31
($ thousands except for % and exchange rates)	2012	2011	Change
Unrealized foreign exchange (gain) loss	$(1,533)	$8,490	(118)%
Realized foreign exchange gain	(3,206)	(656)	389%
Total (gain) loss	$(4,739)	$7,834	(160)%
CAD/USD exchange rates:
At beginning of period	1.0170	0.9946
At end of period	0.9949	1.0170

The unrealized gain for the year ended December 31, 2012 of $1.5 million, as compared to a loss of $8.5 million for the year ended December 31, 2011, was mainly due to the translation of the US$150 million Series B senior unsecured debentures as the Canadian dollar strengthened against the U.S. dollar at December 31, 2012 (as compared to December 31, 2011) and weakened at December 31, 2011 (as compared to December 31, 2010). The year-to-date realized gains were due to the settlement of the US$180 million portion of the bank loan at a stronger CAD/USD exchange rate on settlement date as compared to December 31, 2011 and the sale of a portion of the U.S. dollar proceeds from the disposition of non-operated interests in North Dakota that were released from escrow in November 2012.

Income Taxes

For the year ended December 31, 2012, total income tax expense was $117.8 million (year ended December 31, 2011 - $52.1 million) of which $10.2 million related to current income taxes (year ended December 31, 2011 - $nil) and $107.6 million related to deferred income taxes (year ended December 31, 2011 - $52.1 million). When compared to the prior year, the increase in deferred income tax expense is primarily the result of the gain on divestiture of oil and natural gas properties, and the deferred tax effect of increased unrealized gains on financial derivative contracts.

The increase in current income tax expense reflects the tax cost of the portion of the gain on divestiture of oil and natural gas properties that could not be sheltered from current tax by available tax pools or other current period deductions.

Tax Pools

We have accumulated the Canadian and US tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependent upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and currently enacted tax laws in Canada and the United States, Baytex does not expect to pay cash income taxes in Canada or in the United States in 2013.

The income tax pools detailed below are deductible at various rates as prescribed by law:

($ thousands)	December 31, 2012	December 31, 2011
Canadian Tax Pools
Canadian oil and natural gas property expenditures	$357,918	$264,503
Canadian development expenditures	387,451	328,006
Canadian exploration expenditures	1,065	4,253
Undepreciated capital costs	311,335	266,105
Non-capital losses	335,566	712,288
Financing costs and other	13,583	9,824
Total Canadian tax pools	$1,406,918	$1,584,979
US Tax Pools
Taxable depletion	$54,055	$92,871
Intangible drilling costs	15,452	87,039
Tangibles	13,836	21,835
Non-capital losses	—	90,828
Other	7,237	—
Total US tax pools	$90,580	$292,573

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Baytex Energy Corp.
2012 MD&A    Page 9

Net Income

Net income for the year ended December 31, 2012 was $258.6 million, as compared to $217.4 million for the same period in 2011. The increase in net income was primarily the result of a $172.5 million gain on disposition of U.S. properties and increase in gain on financial derivative contracts, offset by lower operating netbacks, charge on redemption of long-term debt, higher income tax expense and higher depletion and depreciation.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $12.5 million balance of accumulated other comprehensive loss at December 31, 2012 is the sum of a $3.5 million foreign currency translation loss incurred as at December 31, 2011 and a $8.9 million foreign currency translation loss related to the year ended December 31, 2012.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Years Ended
($ thousands except for %)	December 31, 2012	December 31, 2011
Cash flow from operating activities	$577,305	$571,860
Change in non-cash working capital	(11,570)	10,889
Asset retirement expenditures	6,905	10,588
Financing costs	(47,191)	(44,611)
Accretion on asset retirement obligations	6,631	6,185
Accretion on debentures and long-term debt	645	572
Funds from operations	$532,725	$555,483
Cash dividends declared	$317,110	$281,047
Reinvested dividends	101,926	75,087
Cash dividends declared (net of DRIP)	$215,184	$205,960
Payout ratio	60%	51%
Payout ratio (net of DRIP)	40%	37%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $215.2 million for the year ended December 31, 2012 were funded through funds from operations of $532.7 million.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	December 31, 2012	December 31, 2011
Bank loan	$116,394	$311,960
Long-term debt(1)	449,235	302,550
Working capital deficiency	34,197	36,071
Total monetary debt	$599,826	$650,581

(1)	Principal amount of instruments.

At December 31, 2012, total monetary debt was $599.8 million, as compared to $650.6 million at December 31, 2011. Bank borrowings at December 31, 2012 were $116.4 million, as compared to total credit facilities of $700 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40 million extendible operating loan facility with a chartered bank and a $660 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature. Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, and January 14, 2013).

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The weighted average interest rate on the bank loan for the year ended December 31, 2012 was 3.95% (3.69% for the year ended December 31, 2011).

On February 17, 2011, we issued US$150 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Years Ended December 31
($ thousands)	2012	2011
Land	$10,022	$5,219
Seismic	2,410	1,042
Drilling and completion	287,475	245,093
Equipment	118,649	116,513
Other	69	(19)
Total exploration and development	$418,625	$367,848
Acquisitions - Corporate	—	120,006
Acquisitions - Properties	144,042	76,164
Proceeds from divestitures	(314,978)	(47,396)
Total acquisitions and divestitures	(170,936)	148,774
Total oil and natural gas expenditures	247,689	516,622
Other plant and equipment, net	6,338	1,252
Total capital expenditures	$254,027	$517,874

On May 22, 2012, Baytex Energy USA Ltd, an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota for cash proceeds $310.6 million. Net of capitalized costs of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation expenses, a pre-tax gain of $172.5 million was recognized in the states of income and comprehensive income.

Shareholders’ Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at March 1, 2013, the Company had 122,685,393 common shares and no preferred shares issued and outstanding.

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Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded with funds from operations. These obligations as of December 31, 2012, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$181,558	$181,558	$—	$—	$—
Dividends payable to shareholders	26,811	26,811	—	—	—
Bank loan(1)	116,394	—	116,394	—	—
Long-term debt(2)	449,235	—	—	—	449,235
Operating leases	46,085	6,014	12,787	12,434	14,850
Processing agreements	67,629	1,162	10,183	10,944	45,340
Transportation agreements	66,830	1,645	13,417	16,835	34,933
Total	$954,542	$217,190	$152,781	$40,213	$544,358

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at December 31, 2012 and the accounting treatment of the Company’s financial instruments are disclosed in note 20 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

A summary of Baytex's significant accounting policies can be found in notes 2 and 3 to the consolidated financial statements. The preparation of the consolidated financial statements in accordance with GAAP requires management to make judgments and estimates that affect the financial results of the Company. The financial and operating results of Baytex incorporate certain estimates including:

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated depletion and depreciation that are based on estimates of petroleum and natural gas reserves that Baytex expects to recover in the future;

•	estimated fair values of financial derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•	estimated future recoverable value of petroleum and natural gas properties and goodwill.

Baytex has hired individuals who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

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CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements
Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements” to require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012.

Future accounting pronouncements
Financial Instruments

The IASB published IFRS 9, “Financial Instruments” which replaces IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The adoption of this standard may have an impact on the Company's accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”. IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” were amended based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the consolidated financial statements of the Company.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces IAS 31, “Interest in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the consolidated financial statements of the Company.

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SELECTED ANNUAL INFORMATION

($ thousands, except per common share amounts)	2012	2011
Petroleum and natural gas revenues	$1,215,606	$1,305,814
Net income	$258,631	$217,432
Per common share - basic	$2.16	$1.88
Per common share - diluted	$2.12	$1.83
Total assets	$2,538,077	$2,461,810
Total other long-term financial liabilities	$557,589	$609,691
Cash dividends or distributions declared per common share	$2.64	$2.42
Average wellhead prices, net of blending costs	$55.48	$61.26
Total production (boe/d)	53,986	50,132

FOURTH QUARTER OF 2012

For a discussion and analysis of our operating and financial results for the three months ended December 31, 2012, please see our Management's Discussion and Analysis for the three months and year ended December 31, 2012 dated March 6, 2013, which is incorporated by reference into this MD&A and is accessible on SEDAR at www.sedar.com.

2013 GUIDANCE

We have set a 2013 exploration and development capital budget of $520 million for exploration and development activities, which is designed to generate an average production rate of 56,000 to 58,000 boe/d.

Our 2013 capital program includes $430 million related to our conventional oil and gas operations with an additional $90 million of capital directed toward two thermal enhanced oil recovery projects, as we position Baytex for growth in 2014 and beyond. This budget continues our focus on oil weighted production growth while also providing funding for projects which will allow us to moderate our long term corporate decline rates, supporting our ability to continue to execute the growth and income business model. Based on the mid-point of the production guidance ranges for 2012 and 2013, our 2013 plan reflects production growth rates of 8% for oil and natural gas liquids volumes and 6% for oil equivalent volumes. Our 2013 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency.

2013 Capital Budget Highlights

Approximately one-half of our 2013 capital budget will be invested in our conventional heavy oil operations at Peace River and Lloydminster. Our 2013 capital budget includes the drilling of 37 horizontal multi-lateral wells in our Peace River region. Our multi-lateral drilling program at Peace River continues to be one of the highest rate of return projects in the oil and gas industry. In our Lloydminster region, we plan to drill 108 wells, approximately evenly split between vertical wells and horizontal wells. This area is characterized by stacked pay which has led to successful exploitation of multiple horizons.

We have allocated approximately 17% of our 2013 capital budget toward two thermal enhanced oil recovery projects. Once developed, thermal recovery projects provide a source of long life, low decline production, which will enhance our ability to continue our growth and income model over the long term. These two projects are expected to contribute to our growth profile in 2014 and beyond.

At Cliffdale in our Peace River region, our 2013 capital budget includes funding for the drilling and facility construction of a second module of commercial thermal development. The second thermal module is planned as a 15-well cyclic steam stimulation (“CSS”) project with development expected to commence in the first quarter of 2013. Based on our numerical reservoir modeling, we anticipate a peak annual rate of approximately 2,000 bbl/d, which we would expect to occur in approximately year four of the development.

At Cold Lake in our Lloydminster region, we will commence construction of our steam-assisted gravity drainage (“SAGD”) pilot project. Expenditures will include lease and facility construction and the drilling of one SAGD well pair. Upon success of the pilot project, construction of a commercial 5,000 bbl/d SAGD project would commence in 2014 with initial production in 2016.

The balance of our capital program will be directed primarily towards light oil development, with the single largest project being the Bakken/Three Forks in North Dakota. Our 2013 development plan in North Dakota represents approximately 15% of our 2013 capital budget, and will include the drilling of approximately 22 gross (9.3 net) wells.

Our 2013 capital budget includes the drilling of approximately 228 net wells, of which 187 will target crude oil, three will target natural gas and 38 will be stratigraphic and service wells. Our 2013 stratigraphic and service well program will support multi-lateral drilling

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programs in future years, further delineate our lands at Cliffdale for thermal development and enhance our operating cost efficiency by expanding our water disposal capacity near our core producing assets.

ENVIRONMENTAL REGULATION AND RISK

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. Further, environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

Climate Change Regulation

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Kyoto Protocol"), which requires a reduction in greenhouse gas ("GHG") emissions by signatory countries between 2008 and 2012. The Kyoto Protocol officially came into force on February 16, 2005, although on December 12, 2011 Canada formally withdrew from the Kyoto Protocol. In December 2009, government leaders and representatives met in Copenhagen, Denmark and agreed to the Copenhagen Accord, which reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. Another meeting of government leaders and representatives in 2010 resulted in the Cancun Agreements wherein developed countries committed to additional measures to help developing countries deal with climate change. Neither the Copenhagen Accord nor the Cancun Agreements establish binding GHG emissions reduction targets. In response to the Copenhagen Accord, the Government of Canada indicated that it will seek to achieve a 17% reduction in GHG emissions from 2005 levels by 2020.

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHG emissions and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets which will be applied to regulated sectors on either a facility-specific, sector-wide or company-by-company basis. Facility-specific targets apply to the upstream oil and gas, oil sands, petroleum refining and natural gas pipelines sectors. Unless a minimum regulatory threshold applies, all facilities within a regulated sector will be subject to the emissions intensity targets. Although draft regulations for the implementation of the Updated Action Plan were intended to become binding on January 1, 2010, only draft regulations pertaining to carbon dioxide emissions from coal-fired generation of electricity have been proposed to date. Further, representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In January 2012, representatives from the Government of Canada indicated that flexibility may be introduced into the proposed regulations which would allow for Provinces to set their own emissions targets, as long as they have rules in place that would achieve equivalent reductions. As a result of ensuring consistency with the United States and the possibility that emissions targets will be Province specific, it is unclear to what extent, if any, the proposals contained in the Updated Action Plan will be implemented.

In addition to federal commitments and legislation, Province specific legislation also imposes GHG emission standards and regulations which may impact Baytex and its operations and financial condition. The implementation of strategies for reducing GHG, whether to meet the goals of the Copenhagen Accord, the Cancun Agreements, federal or provincial regulations, or otherwise, could have a material impact on the nature of oil and natural gas operations, including those of Baytex. Given the evolving nature of the debate related to climate changes and the regulation of GHG, it is not possible to predict the impact of those requirements, or future requirements, on Baytex and its operations and financial condition.

Further information regarding environmental and climate change regulation is contained in our Annual Information Form for the year ended December 31, 2012 under the "Industry Conditions - Climate Change Regulation" section.

DISCLOSURE CONTROL AND PROCEDURES

As of December 31, 2012, an evaluation was conducted of the effectiveness of Baytex's “disclosure controls and procedures” (as defined in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings (“NI 52-109”)) under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Baytex's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Baytex files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

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It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Baytex's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Baytex. “Internal control over financial reporting” (as defined in the United States by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and in Canada by NI 52-109) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Baytex's financial statements for external reporting purposes in accordance with Canadian GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluations of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with Baytex's policies and procedures. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012. The effectiveness of Baytex's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, as reflected in their report for 2012.

No changes were made to our internal control over financial reporting during the year ended December 31, 2012.

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals on the planned timelines and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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